Exhibit 99.1

STATEMENT FROM BTP ACQUISITION COMPANY:

BTP Acquisition Company/CT1 Holdings

Respond to Inaccurate News Releases by Image Entertainment Inc.

Los Angeles, CA–January 25, 2008.

BTP Acquisition Company LLC, an affiliate of motion picture financier David Bergstein and his CT1 Holdings (the parent company of Thinkfilm and Capitol Films operating companies), noted in a filing with the Securities and Exchange Commission on Thursday, January 24, 2008, that:

-On January 23, BTP had declared Image to be in default under the Merger Agreement between BTP and Image.

-On January 23, BTP’s affiliate CT1 had declared Image to be in default under an Output Distribution Agreement between CT1 and Image.

CT1’s Victory over Image in Los Angeles Superior Court. On January 25, 2008 Image appeared in an ex parte hearing in Los Angeles County Superior Court, seeking a temporary restraining order against BTP and its affiliates, including CT1. Image’s motion was denied by the court, as was expected by CT1.

Image’s Merger Agreement Default. Image had the obligation under the Merger Agreement with BTP to obtain the consent of Image’s senior secured lender to Image’s incurrence of $60 million of acquisition indebtedness in connection with the proposed merger, $35 million of which would be senior secured debt. Although the Image Board of Directors approved this BTP acquisition debt financing plan in June 2007 in connection with the Merger Agreement, subsequently, Image was not able to obtain from its existing secured lender the required consent to such indebtedness. BTP endeavored in good faith to attempt to complete the merger and BTP remained in complete compliance with the Merger Agreement despite Image’s inability to obtain the consent for this $60 million financing piece, when BTP issued its default notice to Image on January 23.

BTP is not privy to the exact reasons why Image was not able to obtain the consent from its lender, but BTP presumes it was related to the significant operating losses which Image has recently reported.

In addition, Image failed to respond to BTP’s notices regarding Image’s entering into distribution agreements which are prohibited under the Merger Agreement without BTP’s consent.

In addition, on January 25, BTP (in response to Image’s press release and notices) further notified Image that Image was in further breach of the Merger Agreement on account of material adverse changes in Image’s condition, and on account of Image having entered into agreements on terms not in accordance with the ordinary course of business. Finally, Image had violated the Merger Agreement by not obtaining the consent of BTP to the Output Distribution Agreement and material ancillary agreements specifically required thereunder.

Contrary to Image’s press releases, BTP originally notified Image of Image’s defaults on January 23. Thereafter, Image issued “me too” demands to BTP, but BTP did not receive any material assurances from Image which would cure Image’s defaults. Two days after BTP gave notice of Image’s default, Image issued a default notice to BTP and issued a press release in connection therewith, containing inaccurate characterizations of the relevant events.

BTP has been, at all times, in complete compliance with its obligations under the Merger Agreement and had provided express assurances of performance to Image that BTP would complete the Merger, if Image could cure Image’s breaches.

Image’s Output Agreement Default. Under a December 2007 Output Distribution Agreement between CT1 and Image, Image had the obligation to enter into an additional agreement with CT1 as to certain terms and conditions of the potential transfer of certain CT1 assets to Image. CT1’s David Bergstein and Image’s Chairman, Marty Greenwald, circled basic terms on December 13, and such terms were ratified by the two again in early January, and again on January 15. Mr. Bergstein and Mr. Greenwald further agreed terms on January 19 and 20, and on January 21, CT1 provided a short written memorandum of such terms to Image. On the morning of January 22, Mr. Greenwald confirmed such terms to CT1 in writing. Later than afternoon, Image disavowed such terms.

CT1 was not privy to the discussions of January 22 between the Chairman of the Board of Image, and the Board of Directors of Image, which discussions apparently led to Image’s repudiation of such agreed terms on the afternoon of January 22. The repudiated agreement provided that Image would pay $1 million cash to CT1 as an initial payment for the contemplated transfer of assets to Image.

After Image repudiated the agreement on January 22, CT1 reiterated its offer to Image that Image simply return CT1’s assets to CT1 until an agreement could be reached, or simply ratify the terms agreed with Mr. Greenwald. Image refused to return the assets. CT1 thereupon issued a default notice to Image the next morning, on January 23.

CT1 has been, at all times, in complete compliance under the Output Distribution Agreement.

Lawsuit and Failed Attempt to Obtain a Restraining Order. After the close of business on January 24, Image served a lawsuit on CT1, BTP and affiliates. At 8:30 am the next morning (January 25), Image sought an injunction against CT1 and BTP in Los Angeles Superior Court. The court denied Image’s motion. CT1 viewed Image’s motion as a frivolous attempt to provide support to Image’s press release made a few hours before such hearing.

The Output Distribution Agreement provided that if Image sued CT1 or BTP, the agreement would automatically terminate. CT1 notified Image of such termination on account of Image’s commencement of the lawsuit.

On January 25, CT1 served notice on Image that, as a result of Image’s breaches under the Output Distribution Agreement, CT1 was exercising its right to terminate the agreement, in addition to the automatic termination of the agreement.

At all times, CT1, BTP and their affiliates have been in full compliance with all of their agreements with Image, and have performed all actions required of them, including payment of all monies due.

David Bergstein of CT1 and BTP, commented, “I am truly astonished that Image chose this unfortunate course, after everything my companies did to assist Image with its operations and prospects, including offering to provide tens of millions of dollars of product value to Image, before the Merger closing. I have enjoyed a close and cordial relationship with Marty Greenwald of Image, and it is unfortunate to witness the melt-down of these two large transactions – the merger and the distribution relationship – by Boardroom fiat, to the detriment of Marty and his team.”

Contact: Susan H. Tregub, Esq.

Counsel to BTP and CT1

310.286.7200

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